UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2014 and 2013,
Supplemental Schedule as of December 31, 2014
and Report of Independent Registered Public Accounting Firm

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	11

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees
Regal Beloit Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Regal Beloit Corporation Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Regal Beloit Corporation Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Regal Beloit Corporation Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Chicago, Illinois
June 26, 2015

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Investments at fair value:
Money Market Funds	$244,152	$471,572
Mutual Funds	298,141,350	280,095,915
Collective Trust Fund	68,642,631	71,550,954
Investment in Regal Beloit Corporation Common Stock	20,707,373	22,100,224
Total investments	387,735,506	374,218,665

Receivables:
Employer contributions	2,168,313	1,883,872
Unico proceeds	—	1,914,831
Participant contributions	337,447	—
Participant notes	7,137,480	6,898,765
Pending trades	—	45,729
Due from other Plans	4,128,556	—
Accrued interest and dividends	60,628	60,029
Total receivables	13,832,424	10,803,226

Total Assets	401,567,930	385,021,891

LIABILITIES:
Pending trades	30,680	—
Accrued administrative fees	3,100	3,100

Total Liabilities	33,780	3,100

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	401,534,150	385,018,791

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(954,282)	(579,264)

NET ASSETS AVAILABLE FOR BENEFITS	$400,579,868	$384,439,527

See notes to financial statements

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CONTRIBUTIONS:
Employer contributions	$8,676,838	$8,200,827
Unico proceeds	—	1,914,831
Participant contributions	16,728,921	16,020,241
Participant rollovers	4,464,882	960,238
Total contributions	29,870,641	27,096,137

INVESTMENT INCOME:
Net appreciation in fair value of investments	17,724,003	48,216,163
Interest and dividend income	5,825,622	4,920,876
Total investment income	23,549,625	53,137,039

DEDUCTIONS:
Benefits paid to participants	41,011,158	36,934,624
Administrative fees	397,323	410,505
Total deductions	41,408,481	37,345,129

NET INCREASE	12,011,785	42,888,047

Transfers/Mergers in from other Plans (Note 1)	4,128,556	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	384,439,527	341,551,480
End of year	$400,579,868	$384,439,527

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2014 the Hy-Bon Engineering Company, Inc. 401(K) Plan merged into the Plan; as a result of this merger $4,128,556 was transferred into the Plan on January 2, 2015.

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all US based employees of Regal Beloit Corporation (the “Company”).

Plan Administration -Wells Fargo Institutional Retirement and Trust (the “Trustee”) is the trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Retirement Plan Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC on a pre-tax and/or after-tax Roth basis. Union employees may be subject to limitations under their collective bargaining agreements. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

Participating non-union Regal Beloit Corporation employees and Bowling Green employees represented by Local 1076 I.B.E.W. receive an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% percent of the employee's deferral.

Employees who were previously participating in the Regal Beloit Corporation Value Added Plan and Deferred Compensation Plan receive an additional 2% contribution of their qualifying annual salary each year.

Employees who were participants of the Unico Inc. Employee Stock Ownership Plan are eligible to receive contributions based on the final purchase price and earn-out as agreed between Unico, Inc. and Regal Beloit Corporation.

Employees who participated in the RBC Manufacturing Corporation Salaried Employees' Pension Plan and had 10 or more years of vesting service but fewer than 20 years of vesting service receive an additional contribution of 1% of their qualifying annual salaries. Employees with 20 or more years of vesting service but fewer than 25 years of vesting service receive an additional contribution of 2% of their qualifying annual salaries.

For Wausau employees represented by Local 1791 I.B.E.W., the Company makes a matching contribution of 50% of a participant's deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant's deferral up to 6% of pretax annual eligible income. For employees represented by Teamsters 662, the Company makes a 50% matching contribution of the participant's deferral up to 5% of pretax annual eligible income. Production employees of Hub City receive a Company match of 50% up to 6% of a participants deferral effective November 14, 2011. Union employees at the Mt. Sterling location receive a Company match of 25% up to 6% of a participant's deferral. Union employees at the Tipp City location receive a Company match of 50% up to 3% of a participant's deferral. Union employees at the Milwaukee Gear location receive a Company match of 90% up to 5% of a participant's deferral.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006. This auto enrollment is applicable to all employees newly eligible to participate in the Plan who are not subject to a separate union agreement. These participants are auto enrolled for a 6% payroll deferral. These contributions are defaulted in the Vanguard Lifestyle fund based on the employee's age absent an investment fund election.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching and discretionary contributions are subject to a two year cliff vesting. For Wausau employees represented by Local 1791 I.B.E.W.,

Bowling Green employees represented by Local 1076 I.B.E.W., and production employees at Hub City Company contributions are subject to a three year cliff vesting. Union employees at the Mt. Sterling and Milwaukee Gear locations are subject to a vesting schedule of 40% after two years, 60% after three years, 80% after four years, and 100% after five years on Company contributions. Corporate and Mechanical Group Profit Sharing balances and Added Value Nonelective Contribution balances have a six year step vesting. EPC employees who are eligible for employer nonelective contributions were credited with years of vesting service with A.O. Smith Corporation. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2014 and 2013 forfeited nonvested accounts totaled $23,845 and $61,913, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur. Forfeitures used during 2014 and 2013 were $168,783 and $232,199, respectively.

Benefit Payments - Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - All investments are participant-directed and participants are able to change their investment options in 1% increments. A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Participant Notes - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 3.25% to 9.50% as of December 31, 2014 and December 31, 2013) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, a collective trust and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments. The collective trust fund with underlying investments in benefit-responsive investment contracts is valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The Wells Fargo Stable Return Fund is a stable value fund. The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Statements - Investment Companies and FASB ASC 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). As required by generally accepted accounting principles, the statements of net assets available for benefits present the fair value of the interest in collective trust fund relating to fully benefit-responsive investment contracts and the adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2014 or December 31, 2013.

Administrative Expenses - The Plan pays all administrative expenses.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Adoption of New Accounting Rules - On May 1, 2015 the FASB issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2014 and 2013. All investments are participant directed.

	2014	2013
Wells Fargo Stable Return Fund* **	$68,642,631	$71,550,954
Vanguard Institutional Index Fund	29,437,866	26,073,847
Fidelity Contrafund #22	27,797,816	26,318,191
Vanguard Wellington Fund	27,576,045	26,813,535
Vanguard Target Retirement 2015	26,389,649	23,862,945
Vanguard Target Retirement 2025	22,252,584	N/A
Regal Beloit Corporation Common Stock*	20,707,373	22,100,224
*Represents a party-in-interest
**Contract value for the Wells Fargo Stable Return Fund was 67,688,349 and 70,971,690 for 2014 and 2013, respectively.

During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013
Regal Beloit Corporation Common Stock*	$457,377	$1,078,241
Collective Trust Fund*	1,067,042	231,611
Mutual Funds	16,199,584	46,906,311
Total	$17,724,003	$48,216,163
*Represents a party-in-interest

4.	FAIR VALUE MEASUREMENTS

In accordance with the Financial Accounting Standards Board's statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. At December 31, 2014 and December 31, 2013, the Plan's portfolio investments were classified as follows based on fair values:

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2014
	Balance	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$229,035,176	$229,035,176	$—	$—
International equity funds	19,724,689	19,724,689	—	—
Fixed income funds	21,805,440	21,805,440		—
Balanced funds	27,576,045	27,576,045
Collective trust fund:
Fixed income fund	68,642,631	—	68,642,631	—
Regal Beloit Corporation Common Stock	20,707,373	20,707,373	—	—
Money market funds	244,152	—	244,152	—
Total	$387,735,506	$318,848,723	$68,886,783	$—

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2013
	Balance	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$209,429,311	$209,429,311	$—	$—
International equity funds	21,381,413	21,381,413	—	—
Fixed income funds	22,471,656	22,471,656		—
Balanced funds	26,813,535	26,813,535
Collective trust fund:
Fixed income fund	71,550,954	—	71,550,954	—
Regal Beloit Corporation Common Stock	22,100,224	22,100,224	—	—
Money market funds	471,572	—	471,572	—
Total	$374,218,665	$302,196,139	$72,022,526	$—

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2014
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund (a)	$68,642,631	$—	Immediate	None
	$68,642,631	$—

Fair Value Estimated Using Net Asset Value per Share
December 31, 2013
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund (a)	$71,550,954	$—	Immediate	None
	$71,550,954	$—

(a)
This category includes an investment in the Wells Fargo Stable Return Fund. The Wells Fargo Stable Return Fund invests in securities, intermediate-term dollar bonds, GICs and synthetic GICs to obtain a high level of current income to the extent consistent with the preservation of capital and maintenance of liquidity.

5.    PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (“Wells Fargo”). For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund's short term investments. At December 31, 2014 and 2013, the Plan held 213,175 units and 237,651 units, respectively, of the Fund. The Fund invests in shares of Regal Beloit Corporation common stock and held 275,364 shares and 299,786 shares at December 31, 2014 and 2013, respectively. In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short

Term Investment Fund. Dividend income recorded by the fund for the years ended December 31, 2014 and 2013 was $242,876 and $255,629, respectively.

6.	INCOME TAX STATUS

The Plan received a favorable IRS determination letter from the IRS on April 13, 2015. The Company and Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the United States Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common collective trust fund that are managed by Wells Fargo Institutional Retirement and Trust. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2014	2013
Total Net Assets Per Form 5500	$401,374,390	$384,859,031
Adjustments to fair value for interest in collective trust fund relating to fully benefit responsive contract	(954,282)	(579,264)
Defaulted Loans	162,860	162,860
Accrued Administrative Fees	(3,100)	(3,100)
Net Assets Per Statement of Net Assets Available for Benefits	$400,579,868	$384,439,527

	Year Ended
	2014	2013
Net Increase Per Form 5500	$12,386,803	$41,423,940
Defaulted Loans	—	90,202
Changes in adjustment between years in fair value to contract value for interest in collective trust fund relating to fully benefit responsive contract	(375,018)	1,373,905
Net Increase Per Statements of Changes in Net Assets Available for Benefits	$12,011,785	$42,888,047

SUPPLEMENTAL SCHEDULES
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Year Ended
December 31, 2014
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value**
Wells Fargo Short Term Investment Fund*	Money Market	$244,152
Wells Fargo Stable Return Fund*	Collective Trust Fund	68,642,631
Regal Beloit Corporation Common Stock*	Common Stock	20,707,373
Vanguard Institutional Index Fund	Mutual Fund	29,437,866
Fidelity Contrafund #22	Mutual Fund	27,797,816
Vanguard Wellington Fund	Mutual Fund	27,576,045
Vanguard Target Retirement 2015 Fund	Mutual Fund	26,389,649
Vanguard Target Retirement 2025 Fund	Mutual Fund	22,252,584
Pimco Total Return Fund #35	Mutual Fund	18,120,573
Nuveen Dividend Value Fund	Mutual Fund	17,158,366
MFS Mid Cap Value Fund	Mutual Fund	15,103,709
Baron Growth Fund	Mutual Fund	14,837,996
Prudential Jennison Mid-Cap Fund	Mutual Fund	13,410,215
Vanguard Target Retirement 2020 Fund	Mutual Fund	12,013,720
Dodge & Cox International Stock Fund	Mutual Fund	10,460,374
Vanguard Target Retirement 2035 Fund	Mutual Fund	10,248,662
Vanguard Target Retirement 2030 Fund	Mutual Fund	8,936,816
Fidelity Low Priced Stock Fund	Mutual Fund	6,771,297
American Funds Europac Growth Fund	Mutual Fund	6,520,217
Goldman Sachs Small Cap Value Fund	Mutual Fund	6,258,925
Vanguard Target Retirement 2045 Fund	Mutual Fund	5,595,561
Vanguard Target Retirement 2040 Fund	Mutual Fund	3,864,517
Vanguard Inflation-Protected Sec Instl Fund	Mutual Fund	3,684,867
Vanguard Target Retirement Fund	Mutual Fund	3,679,105
Artisan International Fund	Mutual Fund	2,744,098
Vanguard Target Retirement 2010 Fund	Mutual Fund	2,372,414
Vanguard Target Retirement 2050 Fund	Mutual Fund	1,428,688
Vanguard Target Retirement 2055 Fund	Mutual Fund	1,223,913
Vanguard Target Retirement 2060 Fund	Mutual Fund	253,357
Notes Receivable (Interest rates ranging from 3.25% to 9.50%, maturing through 09/15/2025)*	Notes Receivable	7,137,480
TOTAL ASSETS HELD (HELD AT END OF YEAR)		$394,872,986

*Represents a party-in-interest
**Cost information not required as all investments are participant directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 26, 2015	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN RETIREMENT PLAN COMMITTEE

		By:	/s/ Charles A. Hinrichs
Charles A. Hinrichs Vice President, Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2014

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm